SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 19, 2007

Commission File Number: 333-11014

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i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

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Cable TV Tower
9 Hoi Shing Road
Tsuen Wan, N.T.
Hong Kong
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By: /s/ William Kwan
Name: William Kwan
Title: Chief Financial Officer

Dated: December 19, 2007

Form of Share Buyback Report to The Stock Exchange

of Hong Kong Limited ("the Exchange")

Form G

To:	The Head of the Listing Division The Listing Division The Stock Exchange of Hong Kong Limited	19 December 2007

Dear Sir,

Name of Company: i-CABLE Communications Limited (1097)

Description of Securities: Ordinary Share of HK$1.00 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
19 December 2007	80,000	On the Exchange	1.55	1.53	123,260
Total	80,000				123,260

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange
1.	Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)	(a) 3,242,000
2.	% of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 ) __________________________________________ 2,019,234,400	0.1606%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated ___19 April 2007____ which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Wilson W. S. Chan

Company Secretary
for and on behalf of
i-CABLE Communications Limited